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SEC
Mail Processing
Section
MAR 02 2021
Washington DC
416

FORM X-17A-5
PART III

SEC FILE NUMBER
8-67786

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lazard Middle Market LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 South Eighth Street, Suite 2700
(No. and street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Pecha **(612) 371-6533**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

50 South Sixth Street, Suite 2800	**Minneapolis**	**MN**	**55402-1538**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

LAZARD MIDDLE MARKET LLC

(SEC I.D. No. 8-67786)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

File pursuant to Rule 17z-5(e)(3)
under the Securities Exchange Act of 1934
as a **Public** Document.

LAZARD MIDDLE MARKET LLC

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a(e)(3)*

AFFIRMATION

I, Kyle A. Pecha, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Lazard Middle Market LLC (the "Company") as of December 31, 2020, is true and correct. I further affirm that neither the Company nor any partner, proprieter, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kyle A. Pecha
Senior Vice President and Controller

Subscribed to before me this 23 day of February, 2021.

Notary Public

Andrea C. Rotter
Notary Public - Minnesota
My Commission Expires 01/31/2022

Deloitte.

Deloitte & Touche LLP
50 South 6th Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel:+1 612 397 4000
Fax:+1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of Lazard Middle Market LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lazard Middle Market LLC (a wholly owned subsidiary of Goldsmith, Agio, Helms, & Lynner, LLC) (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 26, 2021

We have served as the Company's auditor since 2007.

LAZARD MIDDLE MARKET LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS	
CASH AND CASH EQUIVALENTS	$62,837,928
DUE FROM AFFILIATES	2,121,531
ACCOUNTS RECEIVABLE, Net	853,091
FIXED ASSETS, Net	437,829
PREPAID AND OTHER ASSETS	1,757,985
TOTAL	$68,008,364
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accrued salaries, bonuses, and related expenses	$16,228,332
Due to affiliates	5,720,741
Accounts payable and accrued expenses	232,375
Other liabilities	1,370,804
Total liabilities	23,552,252
MEMBER'S EQUITY — Member's equity	44,456,112
TOTAL	$68,008,364

See notes to statement of financial condition

LAZARD MIDDLE MARKET LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

1. NATURE AND ORGANIZATION OF BUSINESS

Business — Lazard Middle Market LLC (the "Company") is a registered securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company specializes in assisting in the sale of customers' businesses or business units, and in assisting private and public corporations in transacting debt and equity financings, primarily in the private capital markets. The Company does not execute customer securities transactions and, therefore, does not have a clearing arrangement with any other broker-dealer and holds no customer funds or securities.

The Company is a wholly owned subsidiary of Goldsmith, Agio, Helms & Lynner, LLC (the "Parent"). The Parent's outstanding shares are held 100% by Lazard Freres & Co. LLC ("Lazard Freres"), an investment banking firm. Lazard Freres is a limited liability company and is owned by Lazard Ltd, a publicly held company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company defines cash and cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased.

Revenue Recognition

Investment Banking and Other Advisory Fees – Investment banking and restructuring advisory fees are recorded when (i) a contract with a client has been identified, (ii) the performance obligations in the contract have been identified, (iii) the fee or other transaction price has been determined, (iv) the fee or other transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses when the Company is primarily responsible for fulfilling the promise of the arrangement. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and are classified as either investment banking or restructuring advisory fees, as applicable.

The benefits of investment banking and advisory services are generally transferred to the Company's clients over time, and consideration for these advisory services typically includes transaction completion, transaction announcement and retainer fees. Retainer fees are generally fixed and recognized over the period in which the advisory services are performed. However, transaction announcement and transaction completion fees are variable and subject to constraints, and they are typically not recognized until there is an announcement date or a completion date, respectively, due to the uncertainty associated with those events. Therefore, in any given period, advisory fees recognized for certain transactions will relate to services performed in prior periods. The advisory fees that may be unrecognized as of the end of a reporting period, primarily comprised of fees associated with transaction announcements and transaction completions, generally remain unrecognized due to the uncertainty associated with those events.

Revenue from Contracts with Customers - Fees for services are recorded when: (i) a contract with a client has been identified, (ii) the performance obligations in the contract have been identified, (iii) the fee or other transaction price has been determined, (iv) the fee or other transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses when the Company is primarily responsible for fulfilling the promise of the arrangement. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within investment banking and other advisory fees.

Operating Lease Right-of-use Assets and Operating Lease Liabilities – The Company determines if an arrangement is, or contains, a lease at its inception and reevaluates the arrangement if the terms are modified. Operating lease right-of-use assets ("ROU assets") represent the right to use an underlying asset for the lease term and operating lease liabilities reflect the obligation to make lease payments arising from the lease. At any given time during the lease term, the operating lease liability represents the present value of the remaining lease payments and the operating lease ROU asset is measured at the amount of the lease liability, adjusted for rent prepayments, unamortized initial direct costs and the remaining balance of lease incentives received. Both the operating lease ROU asset and the operating lease liability are reduced to zero at the end of the lease.

Operating Expenses — The Company records operating expenses (compensation and benefits, executive management service charge, occupancy, professional services, marketing and business development, technology and information services, and other) when incurred relating to services provided in facilitating the operations of the Company, including the cost of services provided by affiliates as discussed in Note 7.

Income Taxes — As a single-member limited liability company, the Company is a disregarded limited liability company for tax purposes and, therefore, does not pay corporate income taxes. Therefore, the Company has not recorded a provision for income taxes in the current year.

Fixed Assets, Net — Fixed assets are stated at historical cost. The estimated useful life of equipment and furniture ranges from three to seven years and is depreciated using the straight-line method. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life using the straight-line method. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of are removed from the related accounts. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred.

Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments – In June 2016, the Financial Accounting Standards Board (the "FASB") issued new guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology in the current guidance with a methodology that reflects current expected credid losses ("CECL") and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates.

The Company adopted the new guidance on January 1, 2020 using a modified retrospective approach and recorded a $167,107 cumulative-effect adjustment to retained earnings upon adoption. The impact of the new guidance primarily relates to the Company's fee receivables.

To comply with the CECL model, the Company applies a bad debt charge-off rate, determined based on historical charge-off experience and adjusted for specific allowance based on current conditions of individual customers to measure the expected credit loss for fee receivables. The Company also performs a qualitative assessment, on a quarterly basis, to monitor economic factors and other uncertainties that may require additional adjustment to the expected credit loss allowance.

Accounts Receivable, Net — Accounts receivable, net consists of investment banking fees, restructuring advisory fees and reimbursable expenses, net of an estimate for uncollectable investment banking fees of $606,110 as of December 31, 2020. Receivables are stated net of an estimated allowance for doubtful accounts determined in accordance with the CECL model, for general credit risk of the overall portfolio and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute.

Prepaid and Other Assets — Prepaid and other assets consist primarily of unamortized amounts of prepayments of services and insurance premiums as well as compensation expense related to deferred revenue.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FAIR VALUE MEASUREMENT

Accounting principles generally accepted in the United States of America establish a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that would be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy has three levels, described as follows:

Level 1 — Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2 — Assets and liabilities whose values are based on quoted prices for similar assets or liabilities in an active market; quoted prices for identical or similar assets or liabilities in nonactive markets; or inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3 — Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose volume and level of trading activity have significantly decreased when compared with normal market activity and there is no longer sufficient trading frequency or volume to provide pricing information on an ongoing basis.

Cash equivalents consist of money market funds held with Citibank, N.A., which are carried at fair value on a recurring basis. The money market funds of $60,813,604 are concluded to be Level 1 as of December 31, 2020.

There were no transfers between fair value levels during 2020.

4. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10:1. The Company has maintained its net capital above SEC-required levels at all times. At December 31, 2020, the Company had net capital as defined by Rule 15c3-1 of $52,503,895, which exceeds its required net capital of $607,851 by $51,896,044. The Company's percentage of aggregate indebtedness to net capital was 17.37% at December 31, 2020.

5. EXEMPTION

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3 of the SEC. However, the Company filed an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to Rule 17a-5 because its business is limited to providing investment banking advisory services (mergers and acquisition advice and agency private placements of securities) and other financial consulting and advisory services; the firm does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, the Company is not required to make the periodic computation of reserve requirements and is not subject to the possession or control requirements.

6. FIXED ASSETS

As of December 31, 2020, the Company had the following fixed assets:

Computer equipment	$ 396,024
Furniture and equipment	448,071
Capital lease equipment	182,445
Leasehold improvements	970,851
Total fixed assets	1,997,391
Less accumulated depreciation and amortization	1,559,562
Fixed assets, net	$ 437,829

7. TRANSACTIONS WITH AFFILIATES

As of December 31, 2020, the Company had a receivable due from Lazard Freres in the amount of $2,121,531.

As of December 31, 2020, the Company had payables due to the following affiliates:

Lazard Strategic Coordination Co., LLC	$ 3,486,435
Lazard Group LLC	1,250,361
Lazard & Co. Limited	731,156
Parent	212,629
Lazard Freres K.K.	40,000
Lazard Asesores Financieros S.A.	160
Total	$ 5,720,741

Reveivable due from Lazard Freres primarily relates to investment banking fees jointly earned by the Company and the affiliate.

Payable due to Lazard Strategic Coordination Co., LLC relates to executive management fees.

Payable due to Lazard Group LLC primarily relate to Restricted Stock Unit ("RSU") award recharge expense.

Payable to Lazard & Co. Limited relates to investment banking fees jointly earned by the Company and the affiliate.

The Company has a management agreement with the Parent under which management fees are paid to the Parent for the actual cost of services provided to the Company.

The Company also pays a monthly executive management fee to Lazard Strategic Coordination Co., LLC ("LSCC"), a wholly owned subsidiary of Lazard Group LLC. The management fee represents an allocation of global operating costs and management support services. The allocation is based on revenue and headcount.

8. MAJOR CUSTOMERS

In 2020, the Company had five customers that provided 51% of total revenues.

9. COMMITMENTS AND CONTINGENCIES

Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. The Company records liabilities when the loss amounts are determined to be probable and reasonably estimable. Although the outcome of litigation cannot be predicted with certainty, management believes that the outcome of such legal proceedings and claims would not have a material adverse effect on the Company's financial statement.

Operating Leases — The Company leases office space in Charlotte, North Carolina, under an operating lease arrangement. The lease has a renewal option that can be exercised at the discretion of the Company. The Company will only include the renewal option in the lease term when it is reasonably certain to exercise the option.

The operating lease liability at commencement reflects total lease payments discounted using an incremental borrowing rate (on a collateralized basis) based on the lease term (the "Discount"), as an implicit rate was not readily determinable. The Company determines its Discount with consideration of the public debt issuance of one of its affiates, Lazard Group LLC, as well as publicly available data for instruments with similar characteristics.

In addition to rent payments, operating leases for office space generally contain payments for operating expenses and utilities that are not fixed. The Company accounts for these costs as variable payments and does not include them in the lease component.

Future minimum payments for the noncancelable operating lease as of December 31, 2020, are as follows:

Years Ending December 31	Operating Lease
2021	$ 159,084
2022	163,446
2023	167,958
2024	172,562
2025	177,301
2026	182,192
2027	108,495
Net minimum lease payments	$ 1,131,038

As disclosed in Note 7, the Company occupies additional office space leased by its affiliates and pays for the actual space used through its management agreement. The Company does not record the ROU assets or operating lease liabilities for those locations as the Company's affiliates are the leasee in the lease arrangements.

Compensation and Benefits — The Company has a qualified 401(k) profit-sharing plan (the "Plan") in which substantially all of the employees of the Company meeting certain service requirements are eligible to participate.

For the year ended December 31, 2020, the Company has accrued discretionary bonuses of $13,623,363 which are payable to employees for services completed during the year based on both performance and revenue-generating activities. The Company also recognized a prepaid asset in the amount of $223,891 for deferred compensation as it relates to those amounts of upfront consulting fee revenue that is unrealized as of December 31, 2020.

As part of the Company's overall compensation plan, certain employees are awarded shares of Lazard Ltd. stock in the form of RSU's which vest over a defined period of time. The Company is charged with an expense from Lazard Group LLC over the vesting period.

10. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after December 31, 2020, through the date that this financial statement was issued.

The Company has determined that there were no subsequent events or transactions that would require recognition or disclosure in this financial statement.